# CITIC Securities International USA, LLC's Exemption Report

**CITIC Securities International USA, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2021 without exception.

CITIC Securities International USA, LLC

We, Raymond Tam and William C. Holub, swear that to the best of our knowledge and belief, this exemption report is true and correct.



By:     **Raymond Tam**
              **Chief Executive Officer**



By:     **William C. Holub**
              **Chief Financial Officer**

February 28, 2022